Larry A. Cerutti 949.622.2710 telephone 949.622.2739 facsimile larry.cerutti@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law 5 Park Plaza, Suite 1400 Irvine, CA 92614-2545 949.622.2700 telephone troutmansanders.com

April 20, 2015

via edgar correspondence and FEDEX

Ms. Pamela Long
Assistant Director

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pacific Ethanol, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed April 2, 2015 File No. 333-201879

Dear Ms. Long:

This letter responds to the comments of your letter dated April 16, 2015 relating to Pacific Ethanol, Inc. (the “Company”).

The enclosed clean and marked-to-show-changes copies of Form S-4/A (Amendment No. 2 to Form S-4), Reg. No. 333-201879 (the “Registration Statement”), contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter, together with responses in regular font immediately following each reproduced comment. The page numbers referenced below correspond to the marked versions of the Registration Statement enclosed herewith. The responses in this letter correspond to the numbers you placed adjacent to the comments in your letter.

Cover Page

1.	We note that you checked both the accelerated filer and smaller reporting company boxes on the cover page. Please clarify your status in your next amendment.

The Company has clarified its status as an accelerated filer on the cover page of the Registration Statement.

Securities and Exchange Commission

April 20, 2015

Prospectus Outside Cover Page

2.	We note your response to comment three of our letter dated March 3, 2015 and we re-issue our comment in part. Please state simply that Pacific Ethanol will acquire Aventine through a merger.

The Company has revised the description of the merger on the Outside Cover Page of the joint proxy statement/prospectus contained in the Registration Statement (the “Joint Proxy Statement/Prospectus”) to describe the transaction in clear, plain English and to state that the Company will acquire Aventine Renewable Energy Holdings, Inc. (“Aventine”) through a merger.

Aventine Forward-Looking Financial Information, page 26.

3.	We note your response to comment 13 of our letter dated March 3, 2015 and we re-issue our comment. Please disclose why Aventine did not provide projections for the combined company and how, if at all, the lack of such combined projections influenced its conclusions.

The disclosure in the “Aventine Forward-Looking Financial Information” section of the Joint Proxy Statement/Prospectus on page 28 has been revised to disclose that Aventine did not provide projections for the combined company and that the board of directors of Aventine did not consider the financial projections of the combined company or the lack of such combined projections in connection with its evaluation of the merger.

Aventine, and some of its major customers, have unionized employees and could be adversely affected by labor disputes, page 48.

4.	We note your disclosure that Aventine does not have any recent experience with work stoppages by its employees. Please tell us when Aventine last had experience with work stoppage.

The risk factor titled “Aventine and some of its major customers, have unionized employees and could be adversely affected by labor disputes” on page 53 of the Joint Proxy Statement/Prospectus has been revised to disclose that Aventine has not had any prior experience with work stoppages by its employees.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67.

5.	Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented not merely a recitation of changes evident from the financial statements. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For example we note that for the period ended December 31, 2014 accounts receivable increased significantly when compared to the percentage increase in net sales for Aventine with no discussion as to the reasons. Similarly changes in accounts payable and inventory had a significant impact on working capital with a lack of discussion. Refer to Item 303(a) of Regulation S-K.

Securities and Exchange Commission

April 20, 2015

The disclosure in the “Change in Working Capital and Cash Flow” section of the Joint Proxy Statement/Prospectus on pages 75 and 80 has been expanded to describe Aventine’s changes in operating cash flows, including changes in working capital components.

Recommendation of the Pacific Ethanol Board and its Reasons for the Merger, page 177.

6.	We note your expanded disclosure in response to comment 26 of our letter dated March 3, 2015. We re-issue our comment in part with respect to the disclosure regarding the negative factors considered by the Pacific Ethanol Board. Please revise your disclosure regarding the negative factors considered to clearly provide a detailed discussion that elaborates on the conclusions drawn by the Board as to the detriments of each.

The disclosure in the “The Proposed Merger – Recommendation of the Pacific Ethanol Board and its Reasons for the Merger” section of the Joint Proxy Statement/Prospectus on page 196 has been revised to provide a detailed discussion that elaborates on the conclusions drawn by the board of directors of the Company (the “Pacific Ethanol Board”) as to the detriments of each negative factor considered by the Pacific Ethanol Board.

7.	We note your response to comment 30 of our letter dated March 3, 2015. Please elaborate on the qualitative factors considered and explain how production capacity is qualitative rather than a quantitative projection.

The disclosure on page 198 of the Joint Proxy Statement/Prospectus has been revised to list the material factors that Craig-Hallum discussed with the management of the Company and Aventine on a combined basis as part of Craig-Hallum’s inquiries in connection with preparing its fairness opinion. The reference to “qualitative” factors has been deleted in response to the Staff’s comment. The revised disclosure also indicates that Craig-Hallum did not review financial projections for the combined company in connection with the work Craig-Hallum performed for its fairness analysis as stated in the Company’s April 2, 2015 response letter to Comment No. 30 in the Staff’s letter dated March 3, 2015.

Opinion of Craig-Hallum Capital Group LLC, page 179.

8.	We note your response to comment 31 of our letter dated March 3, 2015. Please disclose that no companies or transactions meeting the criteria were excluded.

The disclosure in the “The Proposed Merger—Opinion of Craig-Hallum Capital Group LLC” section of the Joint Proxy Statement/Prospectus on pages 202 and 203 has been revised to disclose that no companies or transactions meeting the criteria were excluded.

Securities and Exchange Commission

April 20, 2015

Risks and Potential Negative Factors, page 190.

9.	We note your discussion in the last bullet regarding the floor for the Pacific Ethanol share price. Please revise this bullet to provide a more detailed discussion regarding a floor price for the shares of Pacific Ethanol that clearly elaborates on the conclusions drawn by the Aventine board as to the benefit and detriment to not including of a floor price for the shares of Pacific Ethanol in the merger agreement, as amended. Please also revise to clarify the floor price discussion in the bullet under the Strategic Rationale section. Specifically, it is unclear how the floor price was positively considered when they subsequently concluded it was a dispensable condition.

The disclosure contained in the “Strategic Rationale” and “Risks and Potentially Negative Factors” section of the Joint Proxy Statement/Prospectus on pages 209 and 210 has been revised to provide a more detailed discussion regarding the floor price condition.

Opinion of Financial Advisor to the Aventine Board, page 191.

10.	We note the disclosure that use of Duff & Phelps’ opinion was restricted solely to the Aventine Board. Please revise to disclose that shareholders are permitted to rely upon the opinion and the disclosure in this registration statement regarding the opinion.

The Company has been advised that the Staff has withdrawn this comment.

Additional Interests of Certain of Aventine’s Directors and Executive Officers in the Merger, page 205.

Golden Parachute Compensation, page 206.

11.	Please revise your disclosure to estimate the amounts as of the latest practicable date. See Instruction 1 to Item 402(t)(2) of Regulations S-K.

The disclosure contained in the “Golden Parachute Compensation” section of the Joint Proxy Statement/Prospectus on page 226 has been revised to provide estimated amounts of golden parachute compensation as of April 20, 2015.

Preliminary Estimated Purchase Price Consideration, page 234

12.	We note your response to comment 37 in our letter dated March 3, 2015 that you preliminarily have determined that there are no material identifiable intangible customer relationship assets that should be separately recognized. Your response indicates that in your assessment, the nature of the commodity business and the fact that a market seemingly exists for all customers at the then prevailing commodity prices was a determinative factor in concluding that no material customer relationship intangible exists. That said, we note that Aventine generally sells ethanol through short-term contracts based on indexed or fixed prices as disclosed on page 58. In light of the fact that commodity prices can be fairly volatile, please tell us your consideration for the need to recognize any off market contracts in your preliminary purchase price allocation as an acquired customer contract asset or liability.

Securities and Exchange Commission

April 20, 2015

Disclosure in the “Unaudited Pro Form Condensed Consolidated Financial Information” section of the Joint Proxy Statement/Prospectus on page 257 has been revised to disclose that the Company reviewed open fixed contracts as of December 31, 2014 and determined that the difference in contract prices and market was insignificant. Upon closing of the merger, the Company will review existing fixed ethanol sales and corn purchase contracts at the closing date and determine if there are any material out of market terms that should be considered as an asset or liability to be included in the purchase price allocation. Given that many of these contracts are short term in nature (less than 3 months) and duration, an assessment at this time would likely not be indicative of terms and purchase price allocation at the time of closing.

13.	Given that the purchase price allocation is considered preliminary, please provide summarized disclosures that discuss the potential impact of any changes that may still be expected in the preliminary purchase price allocation. In doing so, please disclose the assets and liabilities or other items of consideration for which the initial accounting is not complete. Such information would assist investors in understanding any outstanding items along with the potential impacts they may have on the final accounting for the business combination. Please refer to ASC 805-10-50-6 for guidance.

Disclosure in the “Unaudited Pro Form Condensed Consolidated Financial Information” section of the Joint Proxy Statement/Prospectus on page 258 has been revised to summarize the assets and liabilities for which the initial accounting is not complete.

Aventine Renewable Energy Holdings Inc. Notes to the Condensed Consolidated Financial Statements

Discontinued Operations, page F-13

14.	We note the disclosure that as part of a strategic repositioning and refocusing of Aventine, a decision was made to sell its Mount Vernon and Canton facilities in 2013. In light of the fact that the Canton facilities have not been sold as of December 31, 2014 and you expect a final determination for the Canton facilities to occur in 2015, whereby Aventine is currently weighing all of its disposal options, please tell us why Aventine continues to believe that the fixed assets are appropriately classified as held for sale and the results of operations classified in discontinued operations as of December 31, 2014. Please tell us the specific considerations given to ASC 360-10-45-9 through ASC 360-1045-11 in concluding that the assets continue to meet the held for sale criteria as of December 31, 2014.

Securities and Exchange Commission

April 20, 2015

The Canton facilities continue to be classified as held for sale as of December 31, 2014 and the related results included in discontinued operations for 2014 because Aventine believes the criteria identified in ASC 360-10-45-9 are still met and the exception to the one-year requirement identified in ASC 360-10-45-11c applies. At the time of issuing the 2013 financial statements, Aventine had engaged a transaction advisory firm to assist Aventine with the sale of its ethanol facilities located in Canton, Illinois and Mount Vernon, Indiana. Based on Aventine’s and its advisor’s marketing efforts, several buyers for Canton were identified based on letters of intent received by Aventine. Negotiations were progressing in a positive manner at the time of issuing the 2013 financial statements, and Aventine believed a future sale of the Canton facilities was likely to occur. Due to circumstances beyond Aventine’s control, the buyer cancelled its agreement which included exclusivity rights in 2014, and did not purchase the Canton facilities as expected. In response, Aventine and its transaction advisor, having all necessary authority to do so, initiated additional actions to (i) re-market the asset to new potential buyers and (ii) re-engage the other potential buyers identified in the original marketing process. The sale price for which the Canton facility is being marketed and negotiated is at a price commensurate with similar ethanol assets of idled status in the marketplace, and on a per gallon produced basis, in line with the Mount Vernon facility, which was sold in the first quarter of 2014. At the time the 2014 financial statements were issued, Aventine had an agreement for the sale of the Canton facilities with a new buyer. This transaction is contingent on the buyer’s ability to raise financing or Aventine’s willingness to provide seller financing options to the buyer. If, it becomes likely that the sale will not occur with this buyer, Aventine will reassess its sale options, but would still consider the sale in 2015 to be probable. Based on the above facts, Aventine fully expects the sale of its Canton facility to occur in 2015 and believes the accounting requirements have been met.

Commitments and Contingencies, page F-24

15.	We note your response to comment 40 in our letter dated March 3, 2015 that a reasonable estimate of a range cannot be made for the Aurora Coop disputes. Consistent with ASC 450-20-50-4(b), please expand your disclosures to state that such an estimate cannot be made. Additionally please expand your disclosure to discuss the factors currently inhibiting Aventine’s ability to reasonably estimate the loss.

The “Aurora Cooperative Elevator Company (the “Aurora Coop”) – Option Dispute” section of the Joint Proxy Statement/Prospectus on page F-25 has been revised to expand the disclosures as requested by the Staff.

Securities and Exchange Commission

April 20, 2015

* * *

We trust that the foregoing is responsive to the comments contained in your letter of comments dated April 16, 2015. If you have any questions, please call me at (949) 622-2710.

Sincerely yours,

Troutman Sanders LLP

/s/ Larry A. Cerutti

Larry A. Cerutti

Enclosures

cc:	Ameed Hamady (via Edgar correspondence)
Terence O’Brien (via Edgar correspondence)
Frank Pigott (via Edgar correspondence)
Craig Slivka (via Edgar correspondence)
Christopher W. Wright, Esq. (via email)
Ackneil M. Muldrow, Esq. (via email)